Filed pursuant to Rule 424(b)(3)
Registration No. 333-175771

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED APRIL 9, 2012

FOUR OAKS FINCORP, INC.

Fourth Amended and Restated Dividend Reinvestment and Stock Purchase Plan
1,003,812 Shares of Common Stock
Par Value $1.00 Per Share

This prospectus supplement modifies and supplements the prospectus of Four Oaks Fincorp, Inc. (the “Company”) dated April 9, 2012 relating to 1,003,812 shares of the Company’s Common Stock, par value $1.00 per share (the “Common Stock”), registered for sale to Registrar and Transfer Company for the accounts of participants in the Company’s Fourth Amended and Restated Dividend Reinvestment and Stock Purchase Plan, which shares are derived from authorized but unissued shares of Common Stock of the Company.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2012.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is April 26, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 23, 2012

FOUR OAKS FINCORP, INC.
(Exact name of registrant as specified in its charter)

North Carolina	000-22787	56-2028446
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

6114 U.S. 301 South
Four Oaks, North Carolina	27524
(Address of principal executive offices)	(Zip Code)

(919) 963-2177
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 23, 2012, the Board of Directors of Four Oaks Fincorp, Inc. (the “Company”) appointed John Harold Lampe, II and Robert Gary Rabon to the Company’s Board of Directors.  On the same day, Mr. Lampe and Mr. Rabon were appointed to the Board of Directors of Four Oaks Bank & Trust Company (the “Bank”), a wholly-owned subsidiary of the Company.  Mr. Lampe and Mr. Rabon were not appointed to any committees of either Board of Directors.

Since 1987, Mr. Lampe, age 52, has served as Partner of Guy C. Lee Building Materials, LLC and as President of Guy C. Lee Building Materials of Smithfield, Inc., which are building materials retailers.  Mr. Lampe has also served as Managing Partner of Ample Lending Group, LLC, a private lender to builders for new home construction, since 2005 and as President of The Lampe Company, Incorporated, a real estate company, since 2000.

Mr. Rabon, age 58, is a founding partner of Rabon & Dailey, LLP, an accounting firm established in 1981.  Since 2001, he has also served as CEO or Co-CEO of Coldwell Banker Advantage, a residential real estate firm.  Mr. Rabon is a principle partner of Advantage Lending, LLC, a residential mortgage broker, and a partner in Cardinal Title, LLC, an affiliated title insurance company.  He is also a managing member of various limited liability companies that own and manage office properties and an industrial site.  Mr. Rabon is a licensed real estate broker and certified public accountant (CPA).

Mr. Lampe and Mr. Rabon will be eligible to receive compensation for their services as a director consistent with that provided to the Company’s other non-employee directors.  These compensatory arrangements are described under the heading “2011 Director Compensation” in Item 11 of Part II of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the Securities and Exchange Commission on March 30, 2012.

Certain of the Company’s directors and executive officers, members of their immediate families, and entities with which they are involved are customers of, and borrowers from, the Bank in the ordinary course of business.  All loans and other extensions of credit made by the Bank to such individuals are made substantially on the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with other customers.  In the opinion of management, these loans do not involve more than normal risk of collectibility or contain other unfavorable features.

A copy of the press release announcing the appointments of Mr. Lampe and Mr. Rabon is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

	Exhibit No.	Description of Exhibit

	99.1	Press Release issued on April 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUR OAKS FINCORP, INC.

	By:	/s/ Ayden R. Lee, Jr.
Ayden R. Lee, Jr.
Chairman, President, and
Chief Executive Officer

Date: April 26, 2012

Exhibit 99.1

FOR IMMEDIATE RELEASE

Date:	April 26, 2012

Contact:	Pam Ashworth, Vice President, Marketing
Four Oaks Bank & Trust
(919) 963-1158

FOUR OAKS BANK APPOINTS TWO NEW DIRECTORS

FOUR OAKS, N.C.--(BUSINESS WIRE)-- Four Oaks Fincorp, Inc. (OTCBB:FOFN) (the “Company”), the holding company for Four Oaks Bank & Trust Company (the “Bank”), is proud to announce the addition of Mr. John H. Lampe, II and Mr. Robert Gary Rabon to the Board of Directors of the Bank and the Company.  Mr. Lampe and Mr. Rabon were approved for appointment at the April 23rd board meetings of the Bank and the Company.

Since 1987, Mr. Lampe, has served as Partner of Guy C. Lee Building Materials, LLC and as President of Guy C. Lee Building Materials of Smithfield, Inc., which are building materials retailers.  Mr. Lampe has also served as Managing Partner of Ample Lending Group, LLC, a private lender to builders for new home construction, since 2005 and as President of The Lampe Company, Incorporated, a real estate company, since 2000.

Mr. Lampe is a North Carolina State University graduate with a Bachelor of Science degree in History and previously served two terms on Smithfield’s Town Council.   He and his wife Nancy live in Smithfield with their 6 biological children and 2 adopted children from Vietnam.

Mr. Rabon, is a founding partner of Rabon & Dailey, LLP, an accounting firm established in 1981.  Since 2001, he has also served as CEO or Co-CEO of Coldwell Banker Advantage, a residential real estate firm.  Mr. Rabon is a principle partner of Advantage Lending, LLC, a residential mortgage broker, and a partner in Cardinal Title, LLC, an affiliated title insurance company.  He is also a managing member of various limited liability companies that own and manage office properties and an industrial site.  Mr. Rabon is a licensed real estate broker and certified public accountant (CPA).

Mr. Rabon graduated from East Carolina University with a Bachelor of Science degree in Accounting and Economics, and was President of the Raleigh Regional Association of Realtors in 2008.  He and his wife Suzanne live in North Raleigh with their son.

“We are very pleased to have both of these successful businessmen join our board. They each bring with them a great deal of experience that we believe will add significant depth to our board and, in turn, our company,” said Chairman, President and Chief Executive Officer Ayden R. Lee, Jr.. “Mr. Rabon, as a founding partner of a successful CPA practice, provides accounting services to numerous small businesses and other customers throughout the Triangle area. As Co-CEO of one of the largest residential real estate companies in eastern North Carolina, he also is knowledgeable of any movement in the housing market.”

“Mr. Lampe, a lifelong resident of Johnston County, is actively engaged in lumber manufacturing, the sale of building materials and a number of other business ventures. He has been a vital part of a very successful family enterprise that I have personally observed and admired. He has experienced and weathered both the highs and lows of the economic cycle. I look forward to the engaging spirit both men will bring to our board.”

The Bank is a state chartered bank headquartered in Four Oaks, North Carolina, where it was chartered in 1912.  The wholly owned subsidiary of the Company, the Bank has approximately $917 million in assets and over $746 million in deposits as of December 31, 2011.  The Bank presently operates seventeen branch offices located in Four Oaks, Clayton, Garner, Smithfield, Benson, Fuquay-Varina, Holly Springs, Wallace, Harrells, Sanford, Zebulon, Dunn, Rockingham, Southern Pines and Raleigh, North Carolina.  The Company trades through its market makers under the symbol of FOFN.